PTK ACQUISITION CORP.

4601 Wilshire Boulevard

Suite 240

Los Angeles, California 90010

VIA EDGAR

July 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:

Re:	PTK Acquisition Corp.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-239149

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 7, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 9, 2020, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date of July 9, 2020 and resubmits it request for acceleration pursuant to the following paragraphs.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PTK Acquisition Corp. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 10, 2020, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Heidi Mayon at (650) 752-3227. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Heidi Mayon

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Chardan Capital Markets LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Heidi Mayon of Goodwin Procter LLP at (650) 752-3227.

[Signature page follows]

Sincerely, PTK ACQUISITION CORP.

/s/ Peter Kuo
Peter Kuo Chief Executive Officer

cc:	Jocelyn Arel, Goodwin Procter LLP

Dan Espinoza, Goodwin Procter LLP

Christopher J. Capuzzi, Ropes and Gray LLP